(Cover)
-------
                  SECURING YOUR WORLD.

1998 ANNUAL REPORT

(Logo)           COMPUDYNE CORPORATION


(Inside Front Cover
-------------------

A Market Review.

    Three-Year Summary of Selected Financial Data

(See Appendix)



------------------------------------------------------------------------

Securing Your World.


Dear Shareholder:

1998 has been a momentous year for CompuDyne and its shareholders. Our operating earnings were up substantially, and we made an acquisition which quadrupled our size which will be accretive to earnings per share while giving us a market leadership position in a very attractive industry. Concurrently, we developed lender and investor relations which mirror our operating strategies and management strengths.

Financial Review
----------------
Revenues in 1998 were $32.0 million, up 60% from $20.0 million in 1997. This increase was partly due to the December acquisition of Norment Industries (Norment Security Group and Norshield Security Products) benefiting our revenue by $7.4 million. Even without the additional revenues from the Norment Industries acquisition, our existing businesses had a revenue increase of 23% in 1998, paced by a 70% increase at Quanta SecurSystems, our prison security electronics subsidiary. Income before taxes, at $1.2 million, represented a 125% increase over $0.5 million in 1997. Net Income, after an increase in our tax rate from a 29% credit to a 30% charge, increased from $0.7 million to $0.85 million, or 22%. Diluted earnings per share, despite the additional shares and warrants issued in the Norment Industries acquisition, rose $0.04 to $0.20 or 25%. Norment Industries' contribution was extremely significant to our December earnings as well as earnings per share.

Norment /Norshield  Acquisition
-------------------------------
The Norment Industries acquisition represents a realization of important goals in our targeted markets... jails, prisons and courthouse security. The acquisition established a position of market leadership. We could confidently make such a significant acquisition due to our broadened range of expertise in this field. The purchase price was realistic, and our existing operations and management had acquired additional credibility in both our industry and among prospective lenders and investors. As a result, these new and established relationships provided the financing for the leveraged transaction. This is not an acquisition which depends upon a "turn-around" or severe cost-cutting to make sense; rather, it is a fine strategic fit. Already earning at a level that comfortably justifies the financing involved, it is a business we understand. Its vast installed base of security systems around the country provides an enormous opportunity to execute our long-standing strategic objective of increasing our security maintenance base. In addition to the prison detention hardware and security electronics businesses acquired with Norment Security Group, the Norshield acquisition brings us the market leader in high-end, embassy-grade bullet, blast and attack resistant windows and doors. This particular aspect of the industry has seen a significant increase in potential business due to the rash of attacks on U.S. embassies and federal facilities throughout the world. We have just announced a $2 million expansion at Norshield, increasing manufacturing capacity by 50% to 85,000 square feet, slated for completion in late 1999. Our objective is to continue Norment and Norshield's market leadership positions through internal growth and acquisitions which parallel their strengths.

Acquisition Financing
---------------------
Considering CompuDyne's acquisition of a company three times its size, at a total cost of approximately $24 million, our finances remain in remarkably solid condition. While our balance sheet reflects the impact of the financing, income is at a level which should handle the financing requirements reasonably well. The total financing package was:

     . $3.0 million of equity, 1.076 million common shares sold at $2.79 per share.
     . $9.0 million of 13.15% Subordinated Debt, 297,924 warrants exercisable at $3.25.
     . $11.5 million of term bank debt at LIBOR plus 2.50% (a portion has been hedged at 7.55%)
     . $6.5 million of a bank revolving credit line at LIBOR plus 2.50%.

At the end of 1998, none of the revolving credit was in use and we had $1.5 million of cash, suggesting a conservative approach to the financing requirements. The financing was arranged by William Blair & Company and was provided by William Blair Mezzanine Capital Partners and LaSalle National Bank. With the assistance of Atlantic Risk Management, we also established a new performance bonding facility with Liberty Mutual, raising our direct capacity to $80 million with provisions to exceed that to handle unusually large projects. These financial and bonding arrangements provide considerable flexibility for future growth, both internally as well as through acquisition. They also provide important relationships which should help us as CompuDyne progresses. These arrangements would not have been possible without the investors' confidence in CompuDyne's existing operations and management. This proves true for the long-term reputation of performance and market leadership at Norment Industries and its management as well. In this regard, we are pleased that the Board of Directors has invited David Jones, from William Blair Mezzanine Capital Partners, to join our Board subject to shareholder approval. David brings a wealth of experience and insight from years of investing activity.

Strategic Focus
---------------
We plan to continue our program of targeted acquisitions. Specifically, we are looking at regional security integrators to broaden our geographic reach, including Europe. We expect to enhance our regional service network by expanding to 12-15 offices over the next 3-5 years. In addition to expanding security integration and maintenance capabilities, we also continue to look for advanced security products companies, especially those with large installed bases at correctional facilities.

Our strategy for CompuDyne is straightforward. We will focus on:

     . Security systems for jail, prison, courthouse, military and large commercial customers.
     . State-of-the-art security products which support our customer focus.
     . Expand our network of regional offices.
     . Building our base of recurring revenue from security maintenance contracting.

We believe this strategy, coupled with our focus on security, ensures a successful future for CompuDyne. Prison occupancy has grown steadily over an extended period. Demographics project a sharp increase in the most crime-prone age range. Federal studies suggest the severe lack of recommended levels of prison capacity will continue. Prison security systems have become extraordinarily complex, supporting the outsourcing to highly skilled providers like Norment. The security technology in facilities built as recently as 15 years ago is becoming obsolete. Not solely characteristic to the prison industry, Government buildings here and abroad have become terrorist targets. In these instances as well, the seasoned services of Norment and Quanta Systems has been required to provide current security systems, and Norshield for bullet, blast and attack resistant products. We live in an uncertain world, demanding an ever increasing need for sophisticated and extensive security.

Shareholder Value
-----------------
The creation of shareholder value is our most important objective. We believe the Norment Industries acquisition is a significant step in this direction, and the marketplace seems to agree. In addition to our efforts to continue to improve earnings, further plans to increase shareholder value include an application for listing on the NASDAQ marketplace. We also anticipate an underwriting to reduce debt, increase our flexibility to make acquisitions, and expand the share float.

                     Martin Roenigk, Chairman &  CEO


"The" Security Group

A Formula For Success...

Norment Security Group
----------------------
The acquisition of Norment Industries, founded in 1952, represents a unique opportunity to combine CompuDyne's existing security electronics business (Quanta SecurSystems) with Norment's leadership in both detention hardware and security electronics. In the process, we strategically expand capabilities to develop our security maintenance business. In order to consolidate our efforts in the marketplace and maintain a focus on our strengths, we have reorganized both Norment and Quanta SecurSystems. We have combined Norment's Trentech (security electronics), SESCO and EMSS (detention electronics and detention hardware) businesses with Quanta SecurSystems (security electronics and regional offices for maintenance),under a single security brand - "Norment Security Group." Norment Security Group is now the largest provider of security and detention hardware to the jail, prison and courthouse markets. To understand the strength of the organization, please read our advertisement promoting the combination, which we have included on page 7. Concentrating on the Norment Security Group name rather than five separate brands will enhance our already significant advertising and marketing leverage.

Not only is Norment Security Group positioned as a leader in the detention and security electronics markets, it is the only company that can offer a broad and rapidly growing regional support base. This network of offices is equipped to handle most installation jobs. More importantly, it is positioned geographically to provide security system maintenance on a rapid response contract basis with our Security Assurance program. These offices represent our previously named Quanta SecurSystems operations, which increased revenues by 70% in 1998, accompanied by sharply improved earnings. They allow Norment Security Group's Montgomery, Alabama headquarters to focus on major installations. Simultaneously, the regional offices provide quick, cost effective capabilities for smaller projects and maintenance.

Norment Security Groups' size and capacity for diversification and flexibility provide great opportunities for the cross selling of products and services. For instance:

     . The regional offices over time can add detention hardware to their electronic security offering, more than doubling their average participation in a project.

     . The regional offices can offer an in-house electronic security product as well as systems from third parties.

     . SYSCO product sales can generate installation work throughout the organization.

Norment Security Group is also uniquely positioned to service the ever increasing private operator segment of the corrections industry. We can offer nationwide installation and maintenance services, with standardized products, to simplify the task of operating large numbers of prisons in a variety of locations. These same strengths result in the opportunity for Norment Security Group to provide nationwide multiple facility security services for large corporations, financial institutions, and utility, telecommunications and pharmaceutical companies.

NEW PROJECTS
------------
Norment Security Group had a very successful year in 1998. Major projects included:

     . Lewis SW Regional and Dakota Prisons in Arizona, $18 million project.
     . Red Onion Mountain Prison, Virginia - built on top of a mountain. . Snake River Correctional, Oregon - 56 Trentech touchscreens.
     . Orange County Courthouse, Florida - 600 card readers, 300 cameras, fully integrated security.
     . Federal Detention Center, Federal Bureau of Prisons, high rise in downtown Philadelphia.
     . Baviannsport Prison, South Africa - continuing our dominant participation in that market.

Norment Security Group continued its very successful string of installations in South Africa, further bolstering their collective reputation for timely completion of major projects anywhere in the world. Norment Security Group has recently completed three prisons in South Africa, two are in process, and at least two more are under negotiation. 1999 begins with a strong backlog of projects, and some recent significant "wins":

     . Clayton County Justice Complex, Georgia - $10.4 million
     . Toledo Correctional Institution, Ohio - $6.8 million
     . Fayette - Lexington Detention Center, Kentucky - $10.6 million . Coleman, FL - Federal Bureau of Prisons - $3.75 million
     . Petersburg, VA - Federal Bureau of Prisons - $3.6 million

We started a Y2K software group in 1998 and continue our successful program of Y2K upgrades at existing installations.

Norment Security Group's formula for success in the new project market is simple... As the market leader, we have the scope, reputation and finances to bond and complete the very largest jobs... Having the largest and best qualified staff allows us to accurately quote, precisely design, and efficiently execute jobs on time for our customers and within budget for us. Finally, the on-going process of developing state-of-the-art technology for our products gives us a unique edge in marketing to customers.


The Services.

Integrated Systems...

MAINTENANCE
-----------
Integrated security systems for jails, prisons and courthouses have become enormously complex over the past fifteen years. Security electronics design, manufacture and installation requires electronic engineers, software engineers, and extensive factory training on multiple systems. These installations can no longer be effectively maintained by the prison electrician, or the local alarm company, and specially trained technical staffs are difficult to support. Increasingly, wardens and maintenance supervisors are realizing that the risk of security system failure (injury, escape, political repercussions) far outweighs any advantages of attempting to sustain an in-house maintenance staff. Norment Security Group is uniquely positioned to provide these security maintenance services with the largest and best trained staff in the industry, strategically spread across the country in our rapidly expanding regional network of offices. This network of offices represents the business of Quanta SecurSystems, which has been combined under the better known Norment name, and will manage the field and maintenance operations.

This growing nationwide coverage, combined with the fact that Norment has installed more prison security systems than any other contractor over the past 20 years, results in a potent combination of capabilities and contacts which we expect to pursue aggressively. Norment Security Group's Security Assurance program offers wardens and administrators one-stop shopping for security system protection in the form of an annual fixed price contract covering routine and preventive maintenance and all repairs on their systems. We're working to make their world more secure.

------------------------------------------------------------------------

                 THE NORMENT SECURITY GROUP...
             "SECURING YOUR WORLD" Advertisement.

           A Single Source.  A World of Security.

The 1998 merger of CompuDyne Corporation and Norment Industries has created the largest force in the corrections and judicial security industry with the deepest experience and broadest geographical coverage. Our greatly expanded Norment Security Group team can solve your security needs faster and better, and will maintain our work for you long after the job is done.

              Working To Make Your World More Secure

Total Security Solutions - The single source for the design, integration, installation and maintenance of high-end security systems for Jails, Prisons, Courthouses and large Commercial/Industrial applications.

Largest in the Industry - The market leadership position in the corrections and courthouse markets, backed up by the largest technical staff in the industry, with the most experience, and the most complete product line.

Regional Office Network - The only regional office network staffed specifically to design, install and maintain integrated security systems for Jails, Prisons and Courthouses, and large Commercial/ Industrial applications.

Advanced Technology - Norment has long been the detention security technology leader with innovations such as pneumatic locking devices, the IDEAS distributed processing security electronics system, and the advanced design electromechanical slider. CompuDyne, through existing and new European alliances, brings additional state-of-the-art software, digital, and fibre-optic technology to the security market.

Maintenance - Formerly as our Quanta SecurSystems subsidiary, Norment has been maintaining prison security systems for 15 years and is the largest in the field, a position made possible by its regional network of offices, unique in the industry. With the largest staff of security electronics specialists by a very wide margin, offices are being continually added to provide all of your security maintenance on a rapid response contract basis under our Security Assurance program.

Financial Strength - With over $100 million of revenues, $40 million of assets, and $100 million of bonding capacity, we are uniquely positioned to handle the largest and most complex projects.

                        Norment Security Group
                        A CompuDyne Company

  Norment Security Group - 3224 Mobile Highway - Montgomery, AL 36108
               334-281-5440 phone  -  334-288-5485 fax

-------------------------------------------------------------------------



The Products.

Market Prominence...

(Logo) NORSHIELD SECURITY PRODUCTS, founded in 1979, is the largest supplier of highly rated bullet, blast and attack resistant windows and doors. Norshield achieved this market prominence by continually improving the quality and survivability of its products when under attack. Norshield's capabilities in this arena are so highly regarded that Norshield helped to establish the standards. These standards are so demanding, that Norshield is the only supplier qualified to produce Underwriter's Laboratories' "Level 8" bullet, blast and attack resistant products, the highest grade. Norshield also manufactures detention hardware.

Norshield's business is tied to a regrettable trend in today's world. With increased terrorist actions here and abroad, and high crime rates, the demand for protection from bullets and bombs has never been higher. Whether it is a ubiquitous ATM or drive through window, a subway toll booth, a local courthouse, a Federal Reserve building, a District of Columbia Congressional office, or an East African Embassy building, increasingly the security provisions are being upgraded and retrofitted. And increasingly the customers, both the Government and commercial, are calling on Norshield because of their longstanding reputation for high quality products and rapid turnaround. The recent recommendations by the State Department for dramatically improved security provisions at U.S. Embassies abroad, a market in which Norshield has clear market leadership, is a precursor of future activity. Demand is so strong that one of the first things CompuDyne did upon acquiring Norment was to approve a $2 million expansion at Norshield that will expand manufacturing capacity by 50% to 85,000 square feet and will significantly improve efficiencies in the manufacturing process. We are also installing a new manufacturing control software system which will tie into Norment's new Enterprise Resource Program.

(Logo) AIRTEQ SYSTEMS
--------------
Norment, in conjunction with Airteq, pioneered the development and marketing of pneumatic detention locks and sliding door devices. Norment recognized much earlier than the rest of the detention hardware industry that pneumatics would result in simpler, quieter, and less expensive installations for their customers, and that the technology would require less maintenance. Airteq Systems was eventually acquired by Norment because they had developed a superior product line. Airteq production is supplemented by manufacturing capacity at Norshield. Norment and Airteq expended tremendous effort in influencing the corrections industry to embrace pneumatics, to the point where they currently account for more than 40% of new installations on major projects, a penetration rate which is still growing. While mechanical and electromechanical competitors eventually introduced similar products, Airteq remains the market leader in design and technology in pneumatics. Airteq continues to build its distribution and make inroads against two larger and deeply entrenched competitors. The addition of a newly designed electromechanical sliding device gives Airteq a much stronger entry in the balance of the prison marketplace. The new slider is smaller, simpler and less expensive to make than competing products.

(Logo) SYSCO SECURITY SYSTEMS
-----------------------
When CompuDyne acquired Shorrock Electronic Systems from its English parent, BET/Rentokil, in 1996, we also acquired exclusive rights to sell many of Shorrock's security products in North America. Most significantly, this included the ADACS security management system which is an extremely powerful product which accomplishes total integration of security management functions including alarms, access control, CCTV, video badging, lighting, evacuation, perimeter, fire, building management and others. After starting from scratch with no distribution, in 1998 SYSCO finally began achieving market success with several Air Force Base contracts and discussions with multi-location commercial customers. Our proprietary SecurLan product, which brings together several component products in a unique manner to protect Local Area Networks ("LANs"), has met with particularly strong reception. These sales often bring installation revenues along with the product revenues.

Since the Shorrock acquisition, SYSCO has been continually adding to its product offerings. In 1998 an exclusive North American arrangement was signed with SYSCO in the United Kingdom and Germany giving SYSCO state-of-the-art perimeter detection products. Several other product distribution agreements are in advanced stages of negotiation. We have found that in certain segments of the market, especially in the commercial and perimeter sectors, European technology is more advanced than that in the U.S., and the European manufacturers are anxious to achieve distribution in the much larger U.S. market. SYSCO also continues to look for opportunities to acquire security product companies outright.


The Resources.

Diverse Services...

EUROPE
------
Europe remains SYSCO's principle source of security products for U.S. distribution, and we are represented there by a senior manager with many years of experience in the security industry. We also plan to establish a physical presence in Europe in anticipation of growing requirements for prison cells as a result of an alarming increase in crime rates. We have registered several Norment trade names in Europe in anticipation of building or acquiring a security systems integration business there.

---------------------
"The population of Europe is significantly larger than that of the U.S. Portions of Europe are currently experiencing the sort of sharply increasing crime rates that were halted and reversed in the U.S. with harsher penalties and stricter sentencing requirements.

With Norment's worldwide reputation, CompuDyne plans to fully participate in expected increased judicial security requirements in Europe."

------------------------------- Martin A. Roenigk, Chairman & CEO


(Logo) DATA CONTROL SYSTEMS
--------------------------
Data Control Systems, a manufacturer of telemetry and telecommunications equipment for the aerospace, military and satellite communications markets, had a successful, stabilizing year of growth and improved profitability in 1998. Revenues increased 10.3% while operating earnings, at a respectable 8.9% of sales, increased far more sharply. An important factor in DCS's improving profitability was the integration of its engineering and manufacturing operations with those of Quanta Systems.

DCS's engineering staff, working in Quanta System's new R&D lab, developed and delivered three new, state-of-the-art communications products: 1) A configurable communications modem (the 2200) for use with geostationary satellites; 2) a high data-rate modem (the 2250E) for demodulating signals at very high speeds from Low Earth Orbiting (LEO) satellites (currently being launched by NASA and other international space agencies); and 3) a highly complex signal analysis modem (the 7500E) used for a wide variety of worldwide signal intelligence operations.


(Logo) MICROASSEMBLY SYSTEMS
---------------------
MicroAssembly Systems, acquired in 1995 by CompuDyne, provided the base of stability and capital that permitted CompuDyne to go on to acquire Shorrock Electronic Systems and Norment. MicroAssembly's proprietary Stick-Screw system remains the fastest and least expensive means of automating small screw insertion in many assembly operations. These advantages are exemplified by a "household name" advanced electronics company which, in one short year, has become MicroAssembly's largest customer - highlighting the potential for the system. While the company met with good success under CompuDyne ownership, it is clear that to realize its tremendous potential, it requires broader distribution and support from a parent in an allied field. Thus the decision was made to sell MicroAssembly in response to an inquiry by a particularly appropriate purchaser.


The Reputation.

Diverse Services...

(Logo) Quanta Systems
---------------------
Quanta Systems, founded in 1950, has a long and proud history of providing products and services to the Government's intelligence community. Foremost, Quanta designs and installs comprehensive physical security systems for use in classified facilities throughout the world. Quanta also provides electronic black box manufacturing, tactical systems integrations, and design and production of proprietary communications products (through its Data Control Systems division, discussed on page
11).

In 1998 Quanta's revenues increased 3.4%; however, operating profits declined due to increased corporate allocations. In a difficult defense contracting environment, Quanta has invested in and achieved enhanced efficiencies in its corporate infrastructure. These efficiencies were a result of: 1) a new, flatter organizational structure; 2) the implementation of a new Deltec management information system (which also effectively addressed year 2000 issues); and 3) the full integration of Data Control Systems and Quanta's engineering and manufacturing operations. The benefits of these infrastructure improvements will continue to enhance margins in coming years. Reserves were also strengthened in 1998.

Quanta's most significant contract awards in 1998 were two omnibus technical services contracts from the Space and Naval Warfare Systems Command (SPAWAR ). Each contract has a one-year term contract with four additional option years; one has an annual ceiling value of $5 million, while the other has an annual ceiling value of $3 million. Under these contracts, Quanta helped a variety of the Navy's Southern California commands consolidate their physical security monitoring requirements into a centralized monitoring location. The outstanding success of this physical security regionalization achievement is currently unfolding promising opportunities for additional regionalization projects in other parts of the world. The SPAWAR contracts are essentially follow-ons to worldwide physical security support efforts, for which SPAWAR has relied on Quanta for the past 18 years. These contracts continue to provide an established customer network and revenue base from which to further penetrate the Federal Government's physical security marketplace.

In other areas of significant note for 1998, Quanta received a favorable settlement to its claim against the Fort Bragg contract, established a new Research and Development laboratory, and broadened its network of sales representatives.

-------------------------------------------------------------------------
---


                            INDEPENDENT AUDITORS' REPORT
                            ----------------------------






Board of Directors and Shareholders of CompuDyne Corporation:

We have audited the accompanying consolidated balance sheets of CompuDyne Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CompuDyne Corporation and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.




/s/Deloitte & Touche LLP

Washington, D.C.
March 11, 1999



------------------------------------------------------------------------

                       COMPUDYNE CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                      ASSETS

                                                  December 31,
                                                 1998     1997
                                                ------   ------
                                                 (In Thousands)
Current Assets
  Cash and cash equivalents                     $  1,528   $      -
  Accounts receivable                             27,451      4,757
  Costs in excess of billings                      2,610        521
  Inventories
   Finished goods                                    112         72
   Work in progress                                  499        536
   Raw materials and supplies                      3,611        612
                                                 -------    -------
      Total Inventories                            4,222      1,220
                                                 -------    -------
  Prepaid expenses and other current assets          127         95
                                                 -------    -------
      Total Current Assets                        35,938      6,593
                                                 -------    -------
Non-current receivable related parties                72         60

Property, plant and equipment, at cost
  Land and improvements                            1,081         26
  Buildings and leasehold improvements               383        250
  Machinery and equipment                          2,334      1,055
  Furniture and fixtures                             182        287
  Automobiles                                        299         84
  Construction in progress                           939          -
                                                 -------    -------
                                                   5,218      1,702
  Less accumulated depreciation and amortization     295        990
                                                 -------    -------
    Net property, plant and equipment              4,923        712
                                                 -------    -------
Deferred tax asset                                    88        124
Intangible assets, net of accumulated
  amortization                                     2,474          -
Goodwill, net of accumulated amortization             62         66
Other assets                                          13         43
                                                 -------    -------
  Total other assets                               2,637        233
                                                 -------    -------
Total Assets                                     $43,570    $ 7,598

                                                 =======    =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Accounts payable                               $ 5,707    $ 2,104
  Bank notes payable                                   -      1,339
  Accrued payroll expenses                         1,240          -
  Other accrued expenses                           2,222      1,015
  Billings in excess of contract
    costs incurred                                 6,492        169
  Accrued income taxes                               346         35
  Current portion of term loan                     1,125          -
  Current portion of deferred compensation             -         26
  Current portion of notes payable-related
    parties                                           20         20
                                                  ------    -------
      Total Current Liabilities                   17,152      4,708

Term loan                                         10,375          -
Subordinated note                                  9,000          -
Notes payable-related parties                         15         30
Warranty reserves                                    463          -
Long term pension liability                          484        489
Other liabilities                                    191        209
                                                  ------     ------
      Total Liabilities                           37,680      5,436
                                                  ------     ------
Shareholders' Equity
  Common stock, par value $.75 per share:
    10,000,000 shares authorized; 5,200,049
    and 4,124,542 shares issued at December 31,
    1998 and 1997, respectively                    3,900      3,093
  Other capital                                   10,397      8,203
  Treasury shares, at cost; 78,636 shares at
  December 31, 1998 and 16,666 shares at
  December 31, 1997                                 (120)         -
  Receivable from management                         (90)       (90)
  Accumulated Deficit                             (8,197)    (9,044)
                                                  ------     ------
      Total Shareholders' Equity                   5,890      2,162
                                                  ------     ------
Total Liabilities and Shareholders' Equity       $43,570    $ 7,598
                                                  ======     ======

                  See notes to consolidated financial statements


-------------------------------------------------------------------------

                       COMPUDYNE CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF OPERATIONS


                                         Years Ended December 31,
                                          1998       1997     1996
                                        --------  -------- --------
                                     (thousands except per share data)
Net sales                               $ 31,916  $ 20,016 $  22,142
Cost of goods sold                        25,864    16,737    20,010
                                         -------   -------  --------
Gross margin                               6,052     3,279     2,132

Sonoma settlement costs                        -       270         -
Selling, general and administrative
 expenses                                  4,415     2,257     1,431
Research and development                     169       172       234
                                         --------  -------  --------

Operating income                           1,468       580       467
                                         --------  -------  --------
Other (income) expense
 Interest expense                            295        62        55
 Interest income                               -         -       (16)
 Other income                                (37)      (20)      (33)
                                         -------   -------  --------
   Total other expense                       258        42         6
                                         -------   -------  --------


Income from continuing operations
 before income taxes                       1,210       538       461
Income tax provision (benefit)               363      (158)       70
                                         -------   -------   -------
Income from continuing operations            847       696       391

Discontinued Operations:
Loss from discontinued operations              -         -       (60)
                                         -------   -------   -------

Net income                              $    847  $    696  $    331
                                         =======   =======   =======
Earnings per share
Basic:
  Continuing operations                 $    .20  $    .23  $    .17
  Discontinued operations                      -         -      (.03)
                                         -------   -------   -------
  Net income                            $    .20  $    .23  $    .14
                                         =======   =======   =======

Weighted average number of common
  shares outstanding                       4,166     3,005     2,294
                                         =======   =======   =======

Diluted:
  Continuing operations                 $    .20  $    .16  $    .10
  Discontinued operations                      -         -      (.02)
                                         -------   -------   -------
  Net income                            $    .20  $    .16  $    .08
                                         =======   ========  =======

Weighted average number of common
  shares and equivalents                   4,343     4,364     3,762
                                         =======   ========  =======



                     See notes to consolidated financial statements


                    COMPUDYNE CORPORATION AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                Years Ended December 31,

                                            1998       1997       1996
                                           ------------------------------
                                                    (In Thousands)
Cash flows from operating activities:
  Net income from continuing operations     $    847   $    696   $   391
Adjustments to reconcile net income to
 net cash from operations:
  Depreciation and amortization                  250        114       104
  Deferred income tax (benefit)                    -       (189)     (25)
Changes in assets and liabilities:
  Accounts receivable                         (3,004)       516   (2,123)
  Costs in excess of billings                    608          -        -
  Inventory                                       11       (285)    (423)
  Prepaid expenses                               (14)       (38)       52
  Other assets                                    54        (28)        -
  Accounts payable                               634       (913)    1,240
  Accrued expenses                             1,701       (104)      553
  Accrued income taxes                           311        (35)        -
  Billings in excess of costs incurred           414       (562)      562
  Other liabilities                            2,001        (10)       27
                                             -------    -------    ------
Net cash flows provided by (used in)
 continuing operations                         3,813       (838)      358
                                             -------    -------    ------

  Loss on discontinued operations                  -          -      (60)
  Decrease in net assets of discontinued
   operations                                      -          -        3
                                             -------    -------    ------
  Net cash flows used in discontinued
   operations                                      -          -      (57)
                                             -------    -------    ------


Net cash flows provided by (used in)
 operations                                    3,813       (838)     301
                                             -------    -------    ------
Cash flows from investing activities:
  Net cash used for acquisitions             (23,880)         -     (566)
  Additions to property, plant and
   equipment                                    (432)      (195)     (33)
                                             -------    -------    ------

Net cash flows used in investing
 activities                                  (24,312)    (195)     (599)
                                             -------    -------    ------
Cash flows from financing activities:
  Conversion of series D preference stock          -       (310)       -
  Issuance of common stock                     3,001          -      600
  Payment of receivable from management            -          -        1
  Increase/(decrease) in short term debt      (1,339)     1,177      (97)
  Proceeds from long term debt                20,500          -        -
  Purchase of treasury stock                    (120)         -        -
  Repayment of note payable related parties      (15)       (20)     (20)
                                             -------    -------    ------
Net cash flows provided by financing
 activities                                   22,027        847       484
                                             -------    -------    ------
Net increase (decrease) in cash and cash
 equivalents                                   1,528       (186)      186
Cash and cash equivalents at the
 beginning of the year                             -        186         -
                                             -------    -------    ------
Cash and cash equivalents at the end
 of the year                                $  1,528   $      -    $  186
                                             =======    =======    ======
Supplemental disclosures of cash flow
 information:
  Cash paid during the year for:
   Interest                                 $    308   $     62    $   55
  Income taxes, net of refunds              $     25   $     70    $    -




                     See notes to consolidated financial statements.


-------------------------------------------------------------------------

                        COMPUDYNE CORPORATION AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                        Receivable  Accumu-   Treas-
(In Thousands)  Preferred Common  Other   From       lated     ury
                Stock    Stock  Capital Management  Deficit  Shares Total
                --------  -----  ------- ---------- --------- ------  --
Balance at
January 1, 1996, $ 945   $ 1,355 $ 7,973 $  (91)   $ (9,761) $   -  $ 421

Net Income           -         -       -      -         331      -    331
Shares issued-
 Common shares      -        793     230      -           -      -  1,023
Purchase of
 treasury stock     -          -       -      -           -      -     -
Payments from
 management         -          -       -      1           -      -      1
                  -----   ------   -----  -----      ------  ----- ------
Balance at Decem-
 ber 31, 1996    $ 945   $ 2,148 $ 8,203  $ (90)    $(9,430) $   - $1,776

Net Income           -         -       -      -         696      -    696
Preferred shares
 converted to
 Common shares    (945)      945       -     -        (310)     -   (310)
                  -----   ------  ------   -----    ------   -----  -----
Balance at Decem-
 ber 31, 1997    $   -   $ 3,093 $ 8,203  $ (90)    $(9,044) $   - $2,162


Net Income           -         -      -       -         847      -    847
Shares issued-
 Common shares       -       807   2,194      -           -      -  3,001
Purchase of
 treasury stock      -         -       -      -          -    (120) (120)
                   -----  ------  ------  -----     ------   ----- ------
Balance at Decem-
ber 31, 1998      $  -   $ 3,900 $10,397  $ (90)   $(8,197) $(120) $5,890
                    =====  ====== ======   ====     ======   ====  ======



                   See notes to consolidated financial statements.

-------------------------------------------------------------------------

                  COMPUDYNE CORPORATION AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  DESCRIPTION OF BUSINESS
---------------------------

Description of Business - CompuDyne Corporation ( CompuDyne  or the
 Company ) a Nevada corporation, was incorporated in Pennsylvania on December 8, 1952. On May 8, 1996, CompuDyne changed its state of incorporation to Nevada after receiving shareholder approval at the 1996 Annual Meeting of Shareholders. CompuDyne operates in five business segments through its six wholly owned subsidiaries: Norment Industries, Inc. (Norment"), Norshield Corporation, ("Norshield"), Quanta Systems Corporation ( Quanta Systems ), Quanta SecurSystems, Inc.,
( SecurSystems ), MicroAssembly Systems, Inc. ( MicroAssembly ) and SYSCO Security Systems, Inc. ( SYSCO ).

Norment Industries, headquartered in Montgomery, Alabama, is a comprehensive security and detention systems manufacturer, integrator and contractor with national and international experience serving the corrections industry primarily in the United States and includes the following divisions:

    SESCO is a detention system contractor in the United States.

    Trentech is an electronic security systems manufacturer and integrator serving the corrections industry.

    Airteq manufactures pneumatic locks and markets sliding devices made by Norshield primarily to the corrections industry.

    Engineered Maximum Security Systems, ("EMSS") is a leading detention system and electronic security contractor located on the West Coast.

Norshield is a manufacturer and supplier of high-end U/L rated ballistic, attack and blast resistant products, and offers the broadest range of these security products and services available from one source in the United States.

As a result of the November 28, 1998 acquisition of Norment and Norshield, CompuDyne has decided to rename certain operations. Norment and SecurSystems will be consolidated under the new name "The Norment Security Group", ("NSG"). Going forward, most of CompuDyne's non-military security business will be conducted under the NSG name. The SecurSystems regional offices will be designated as NSG regional offices and maintenance operations. The SESCO and EMSS names previously used by Norment will operate under the NSG name. The Trentech name will continue to be used for branding security electronic products and will also operate under the NSG name.

SecurSystems primarily focuses on the installation, maintenance and systems integration of highly technical security systems. Although the majority of SecurSystems work is related to detention facilities, SecurSystems also performs work in areas such as colleges, court houses, private residences, public buildings and in the transportation market. SecurSystems has offices strategically located within the United States. The home office and the Northeast regional office are located in Hanover, Maryland. Other offices are located in Tucson and Chandler, Arizona and Garner, North Carolina. These offices act as regional hubs to perform maintenance and installation contracts on security systems throughout the United States. SecurSystems currently has approximately $1.9 million in annual recurring maintenance work and the balance of the Company's revenue is made up of new installation and refit work.

Quanta Systems is an engineering services firm providing turn-key design, fabrication, installation, training, maintenance, documentation, and systems integration of closed circuit television, access control and
intrusion detection services to government and industry.   Quanta Systems
also provides original equipment manufacturing and worldwide quick reaction capability to respond to the urgent, emergent and unique requirements of customers with critical missions.

    Data Control Systems ( DCS ), a division of Quanta Systems, manufactures telemetry, satellite command and control systems and radio frequency products. These products and systems are used for data acquisition, control, test programs and laboratory environments having a variety of military, intelligence and commercial applications.

MicroAssembly, located in Willimantic, Connecticut, is a manufacturer of a proprietary automated process called the Stick-Screw(TM) System . The Stick-Screw(TM) System uses custom designed screws in a stick format for the insertion of fasteners in electronic and other assembly environments. The Stick-Screw(TM) System provides insertion of the fasteners at a faster speed than can be accomplished by comparably priced competing systems or processes.

SYSCO is a distributor of high technology security systems formed by CompuDyne in October 1997 to contract with security product manufacturers and to become the exclusive distributor of these products in North America. Security products distributed by SYSCO include the Shorrock line of control and detection equipment, the SYSCO (Germany) digital microphonic cable systems, the DETEC video motion detection system manufactured by Helgesen Corporation and the FOSS fiber optic perimeter security system manufactured by Imatran Voima OY.

2.  SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------

Principles of Consolidation -
---------------------------
The consolidated financial statements include the accounts of CompuDyne Corporation and its subsidiaries, all of which are wholly-owned. All material intercompany transactions have been eliminated.

Inventories -
-----------
Raw material inventories are valued at the lower of cost (first-in, first-out) or market. Work-in-process represents direct labor, materials and overhead incurred on products not yet delivered. Finished goods are valued at the lower of cost or market.

Use of Estimates -
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain estimates used by management are susceptible to significant changes in the economic environment. These include estimates of percentage-completion on long term contracts and valuation allowances for contracts accounts receivable. Actual results could differ from those estimates.

Revenue Recognition -
-------------------
Revenue under cost reimbursement contracts is recognized to the extent of costs incurred to date plus a proportionate amount of the fee earned. Revenue under time and materials contracts are recognized to the extent of billable rates times hours delivered plus materials expenses incurred. Revenue from fixed price contracts is recognized under the percentage of completion method. Revenue from the sale of manufactured products is recognized based on shipment date. Provisions for estimated losses on uncompleted contracts are recognized in the period such losses are determined. Costs and estimated earnings in excess of billings on uncompleted contracts represent the excess of contract revenues recognized to date over billings to date on certain contracts. Billings in excess of costs and estimated earnings on uncompleted contracts represent the excess of billings to date over the amount of revenue recognized to date on certain contracts.

Property, Plant and Equipment -
-----------------------------
Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is computed using principally the straight-line method based on the estimated useful lives of the related assets. The estimated useful lives are as follows:

     Buildings and improvements      7-39 years
     Machinery and equipment         3-10 years
     Furniture and fixtures          3-10 years

Leasehold improvements are amortized over their estimated useful lives or the term of the underlying lease, whichever is shorter. Maintenance and repair costs are charged to operations as incurred; major renewals and betterments are capitalized.

Other Intangible Assets -
-----------------------
Intangible assets consist of a trademark amortized on a straight-line basis over 15 years and a deferred credit for negative goodwill recorded due to the acquisition of SecurSystems amortized on a straight-line basis over 5 years. Accumulated amortization was $14 thousand and ($51) thousand respectively at December 31, 1998. In conjunction with the acquisition of Norment and Norshield, additional intangible assets have been recorded on the balance sheet, including trade names, trademarks, Department of State Certifications, UL listings, patents and ASTM standards. These are amortized on a straight-line basis over periods ranging from 20 to 25 years. Accumulated amortization was $9 thousand as of December 31, 1998.

Cash and Cash Equivalents -
-------------------------
For purposes of the statements of cash flows, the Company considers temporary investments with original maturities of three months or less to be cash equivalents.

Income Taxes -
------------
The Company follows Statement of Financial Accounting Standards, ("SFAS") No. 109, Accounting for Income Taxes . Under SFAS 109, deferred income taxes are recognized for the future tax consequences of differences between tax bases of assets and liabilities and financial reporting amounts, based upon enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Stock Based Compensation -
------------------------
The Company continues to account for stock based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees", ("APB No. 25") for the recognition and measurement of employees stock-based compensation and has adopted only the disclosure requirements of SFAS No. 123, "Accounting For Stock Based Compensation", ("SFAS No. 123").

New Accounting Pronouncements -
-------------------------------
In July 1998, the Financial Accounting Standard Board, ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", ("SFAS No. 133"), which establishes the accounting definition of a derivative and specifies measurements, recognition, and disclosure of changes in the fair value of derivatives (hedges) held by a company. This standard will require derivatives designated as hedges to be recorded on the balance sheet at fair value with the change in fair value of the underlying hedged item. SFAS No. 133 will be adopted by the Company in the year 2000 and the Company has not determined what impact, if any, this standard will have when it is adopted.

Reclassifications -
-------------------
Certain prior period amounts have been reclassified to conform to the current year presentation.

3.  EARNINGS PER SHARE
----------------------
Earnings per share are presented in accordance with SFAS No. 128,
 Earnings Per Share.   This statement requires dual presentation of basic
and diluted earnings per share on the face of the income statement.
Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Options to purchase 303,000 shares of common stock at $4.31 and warrants to purchase 297,924 shares of common stock at $3.25 were outstanding during 1998 but were not included in the computation of diluted earnings per common share because the exercise price was greater than the average market price of the common shares. Options to purchase 53,050 shares of common stock at $2.81 were outstanding during 1997 but were not included in the computation of diluted earnings per common share for 1997 because the options' exercise price was greater than the average market price of the common shares. Options to purchase 200,000, 56,290 and 25,000 shares of common stock at $1.50, $1.81 and $2.00, respectively were outstanding during 1996 but were not included in the computation of diluted earnings per common share for 1996 because the options' exercise prices were greater than the average market price of the common shares.

The following is a reconciliation of the amounts used in calculating basic and diluted earnings per common share:

                                                                  Per
Share
                                               Income      Shares
Amount
                                           ($ in thousands)
                                              --------    --------    ---
---
Basic earnings per common share for the
 year ended December 31, 1998:
Income available to common
 stockholders                               $   847    4,166,250   $  .20
Effect of dilutive stock options                         177,024    -----
                                                       ---------
Diluted earnings per common share for the
  year ended December 31, 1998              $   847     4,343,274  $  .20
                                               -----    ---------   -----

Basic earnings per common share for the year
  ended December 31, 1997:
Income available to common
  stockholders                              $   696     3,004,974  $  .23
Effect of dilutive preferred stock                      1,102,902   -----
Effect of dilutive stock options                          256,325
                                                        ---------
Diluted earnings per common share for the
  year ended December 31, 1997              $   696     4,364,201  $  .16
                                             ------     ---------    ----

Basic earnings per common share for the year
  ended December 31, 1996:
Income available to common stockholders     $   331     2,293,602   $ .14
Effect of dilutive preferred stock                      1,260,460    ----
Effect of dilutive stock options                          207,980
                                                        ---------
Diluted net income per common share for the
 year ended December 31, 1996               $   331     3,762,042   $ .08
                                             ------     ---------    ----

4.  ACQUISITIONS OF BUSINESSES
-------------------------------------------

Acquisition of Norment Industries, Inc. and Norshield Corporation -
-------------------------------------------------------------------
On December 3, 1998, effective November 28, 1998, CompuDyne entered into and consummated a Stock Purchase Agreement by and between Apogee Enterprises, Inc., ("the seller") and CompuDyne, ("the purchaser") to purchase all of the capital stock of Norment Industries, Inc., ("Norment") and Norshield Corporation, ("Norshield") from the seller, effective November 28, 1998. Norment and Norshield, headquartered in Montgomery, Alabama operate a number of separate businesses which collectively are engaged in the design, manufacture, installation and distribution of locks, bullet resistant glass, metal window surrounds, electronic control systems and similar products that are integrated into detention security systems under the names Norment Industries, Norshield, SESCO, EMSS, Airteq and Trentech. The consideration paid to the seller for the stock of Norment and Norshield was $22.5 million. CompuDyne has accounted for the acquisition of Norment and Norshield using the purchase method of accounting. The purchase price was allocated to the net assets acquired based upon their estimated fair market values. The financial statements reflect the preliminary allocation of the purchase price. The allocation has not been finalized due to certain valuations in process, therefore in 1999, the allocation may change. The accompanying financial statements include the operations of Norment and Norshield for the period from November 28, 1998, the effective date of acquisition.

Following are the Company's unaudited pro forma results for 1998 and 1997 assuming the acquisition occurred on January 1, 1997.

(in thousands except for per share data)             1998        1997
                                                  ----------  -----------
     Revenue                                     $   104,077  $    99,363
     Net Income                                  $     1,421  $     1,403

     Earnings Per Share
     ------------------
     Basic                                       $     .27    $     .27
     Diluted                                     $     .25    $     .24

These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have actually resulted had the combination been in effect on January 1, 1997, or of future results of operations.

In conjunction with the acquisition, liabilities were assumed as follows:
                                     (in thousands)
        Fair value of assets acquired  $  32,283
        Cash paid for capital stock       23,880
                                        --------
        Liabilities assumed            $   8,403
                                        ========

Acquisition of Shorrock Electronic Systems, Inc. -
--------------------------------------------------
On July 11, 1996, CompuDyne Corporation entered into and consummated a Stock Purchase Agreement by and between SES Corporation USA ( the seller ) and CompuDyne to purchase all of the capital stock of Shorrock Electronic Systems, Incorporated ( SES ) from the seller. The seller is an indirect subsidiary of BET Public Limited Company. SES, located in Hanover, Maryland, is engaged in the sale, installation and maintenance of physical security systems for correctional and other facilities. The consideration paid to the seller for the stock of SES was approximately $613 thousand. CompuDyne has accounted for the acquisition of SES using the purchase method of accounting. The accompanying financial statements include the operations for SES for the period from July 11, 1996, the date of acquisition.

5.  ACCOUNTS RECEIVABLE
-----------------------
Accounts Receivable consist of the following:

(In thousands)                            December 31,   December 31,
                                              1998           1997
                                          ------------   ------------
U.S. Government Contracts:
     Billed                               $    1,622     $   1,712
     Unbilled                                    818         1,054
                                           ---------      --------
                                               2,440         2,766
Commercial
     Billed                                   19,756         2,084
     Unbilled                                  5,695           207
                                           ---------      --------
                                              25,451         2,291
                                           ---------      --------
Total Accounts Receivable                     27,891         5,057
Less Allowance for Doubtful Accounts            (440)         (300)
                                           ---------      --------
Net Accounts Receivable                   $   27,451    $    4,757
                                           =========     =========

Unbilled receivables include retainages of approximately $5.2 million and $185 thousand at December 31, 1998 and 1997, respectively.

Substantially all of the U.S. Government billed and unbilled receivables are derived from cost reimbursable or time-and-material contracts. Direct sales to the U.S. Government for the years ended December 31, 1998, 1997 and 1996 were approximately $7.8 million, $9.3 million and $15.5 million, respectively, or 24%, 47% and 70% of the Company's total net sales for the same years. The sales to the U.S. Government were in the following segments: Norment, Norshield, Quanta Systems, SecurSystems and MicroAssembly. No other single customer accounted for greater than 10% of the Company's net sales.

Contract costs for services provided to the U.S. Government, including indirect expenses, are subject to audit by the Defense Contract Audit Agency, ( DCAA ). All contract revenues are recorded in amounts expected to be realized upon final settlement. In the opinion of management, adequate provisions have been made for adjustments, if any, that may result from the government audits. Quanta Systems received final approval on their indirect rates for 1995 from DCAA on September 30, 1998. No significant payments or billings were made as a result of the approval of the 1995 rates.

6.  CONTRACTS IN PROCESS
------------------------
Amounts included in the financial statements which relate to recoverable costs and accrued profits not yet billed on contracts in process are classified as current assets. Billings on uncompleted contracts in excess of incurred cost and accrued profits are classified as current liabilities. Summarized below are the components of the amounts:


                                                December 31,
                                               (in thousands)
                                              1998       1997
                                              --------  ----------
Costs incurred on uncompleted contracts    $   108,543  $    2,292
Accrued profits                                 27,904         684
                                            ----------   ---------
                                           $   136,447   $   2,976
Less customer progress payments                140,329       2,624
                                            ----------   ---------
                                           $    (3,882)  $     352
                                            ==========   ========
Included in the statements of
 financial position:
Recoverable costs and accrued
 profits not yet billed                    $      2,610  $     521
Billings on uncompleted contracts in
 excess of incurred costs                        (6,492)      (169)
                                            -----------   --------
                                           $     (3,882) $     352
                                            ===========   ========


7.  NOTES PAYABLE RELATED PARTIES
---------------------------------

In July 1996, the holders of CompuDyne's $400 thousand Senior Convertible Notes (which includes the Chairman and a Director) agreed to convert the notes into 400,000 common shares. The same investors also agreed to purchase 600,000 additional common shares for $600 thousand. This financing, which was completed on July 12, 1996, added $1.0 million to the Company's equity, reduced interest charges, and provided the cash required to acquire SES and also provided working capital for SES operations.

At the time the Senior Convertible Notes were issued in August 1995, they had a conversion price of $1.50 per share. On May 23, 1996, the CompuDyne Board approved an amendment to the Senior Convertible Notes that reduced the conversion price to $1.00 per share based upon the price of CompuDyne common stock at the time, the restricted nature of the stock issued upon conversion, the limited liquidity for CompuDyne common stock existing at the time, an evaluation of CompuDyne's balance sheet and the need to strengthen CompuDyne's balance sheet in view of the proposed acquisition of SES. The notes were converted into common shares in July 1996.

CompuDyne entered into a subordinated note agreement on April 29, 1995 with Alan Markowitz, a Director, for $100 thousand. The agreement calls for CompuDyne to pay $5,000 quarterly plus accrued interest for the quarter at a rate of Prime plus 1%. Amounts outstanding at December 31, 1998 and December 31, 1997 were $35 and $50 thousand respectively. Interest expense pertaining to the notes for 1998, 1997 and 1996 were $5, $6 and $8 thousand respectively.

8.  LONG-TERM DEBT
----------------------                            December 31, 1998
Term note, interest at LIBOR                       ----------------
 (5.2% at December 31, 1998)                         (in thousands)
 plus a fixed credit spread of 2.5%,
 collateralized by virtually
 all of the Company's assets due in
 quarterly installments
 beginning June 30, 1999. (see the rate
 swap agreement in Note 9)                             $    11,500

Subordinated note, interest at a fixed rate
 of 13.15% collateralized by virtually all
 of the Company's assets, subordinated to the term
 note, due in quarterly installments beginning
 March 31, 2004.                                             9,000
                                                         ---------
      Total long-term debt                                  20,500
      Less amount due within one year                        1,125
                                                         ---------
                                                        $   19,375
                                                         =========
Maturities of long-term debt

      Year Ending December 31,
      ------------------------
              1999                 $   1,125
              2000                     1,875
              2001                     2,375
              2002                     2,500
              2003                     2,875
              Thereafter               9,750
                                   ---------
                                   $  20,500
                                    ========

The term note and subordinated note agreements contain various financial covenants, including among other things, maintenance of fixed charge coverage ratios, interest coverage ratios, maximum senior debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratios, and maximum permitted capital expenditures, certain minimum quarterly and annual EBITDA for 1999 and a restriction against paying dividends.

At December 31, 1997, the Company had $1.3 million outstanding from a secured working capital line of credit which allowed borrowings of up to 75% of eligible accounts receivable.

9.  FAIR VALUE OF FINANCIAL INSTRUMENTS
---------------------------------------

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

      Cash and Cash Equivalents - The carrying amounts reported in the balance sheets for cash and cash equivalents approximates fair value.
      Long-Term Debt - The carrying amounts reported in the balance sheet approximate fair value as the amounts were obtained close to December 31, 1998.
      Rate Swap Agreement - The Company entered into an interest rate swap agreement on December 15, 1998 to limit the effect of increases in the interest rates on the floating rate of the term note. The differential is accrued as interest rates change and is recorded in interest expense. The effect of this agreement is to limit the interest rate exposure to 7.55% on $6.75 million of the Company's term loan. The fair value as of December 31, 1998 as estimated by dealers was a favorable $3.0 thousand.

      Foreign Exchange Contract - The Company entered into a foreign exchange contract in December 1998 and estimates its fair value to approximate its cost.

10. INCOME TAXES
----------------

The components of the income tax provision (benefit) from continuing operations for the years ended December 31, 1998, 1997, and 1996 are as follows:

    (in thousands)       1998    1997    1996
                       -------  ------  ------
    Current            $   333  $   31  $   84
    Deferred                30    (189)    (14)
                        ------   -----   -----
                       $   363  $ (158) $   70
                        ======   =====   =====

The tax effects of the primary temporary differences giving rise to the Company's net deferred tax assets and liabilities at December 31, 1998 and 1997 are summarized as follows:

                                                    December 31,
                                                -------------------
                                                1998        1997
                                                -------     -------
Assets:
   Accrued expenses and deferred compensation   $    116    $    142
   Tax operating loss carryforward                10,151      10,341
   Tax credit carryforward                           459         459
   Book reserves in excess of tax                    304         315
   Accrued pension liability                         186         184
                                                 -------     -------
   Total deferred assets                          11,216      11,441
 Valuation allowance                             (11,063)    (11,254)
                                                 -------     -------
   Net deferred assets                          $    153    $    187
                                                 =======     =======
 Net deferred liabilities:
   Tax depreciation in excess of book
    depreciation                                $    (65)   $    (64)
                                                 =======     =======

A valuation allowance is provided to offset fully the recorded current deferred tax assets as management cannot conclude that such deferred tax assets are more likely of realization than not. The non-current deferred tax assets are more likely of realization than not and accordingly, no valuation allowance is provided.

The difference between the statutory tax rate and CompuDyne's effective tax rate from continuing operations are summarized as follows:

                                            1998    1997    1996
                                           ------  -----   ------
       Statutory federal income tax rates   34.0%  35.0%    34.0%
       State income taxes, net of
         Federal benefit                     7.0    2.9      4.6
       Change in valuation allowance       (14.5) (51.2)       -
       Tax effect of NOL utilization           -  (18.6)   (27.0)
       Tax effect of non-deductible items    3.5    2.5      3.6
                                           -----  -----    -----
         Tax                                30.0% (29.4)%   15.2%
                                           =====  =====    =====

At December 31, 1998, the Company and its subsidiaries have net operating loss carryforwards available to offset future taxable income of approximately $28 million, subject to certain severe limitations. These carryforwards expire between 2000 and 2009. The utilization of substantially all of these tax loss carryforwards is limited to approximately $200 thousand each year as a result of the ownership change which occurred in 1995. The Company also has carryforwards available for alternative minimum tax purposes which do not differ significantly from regular net operating loss carryforwards. The Company also has research and development tax credits of approximately $459 thousand expiring between 1999 and 2003.

11. COMMON STOCK AND COMMON STOCK OPTIONS
-----------------------------------------

On November 12, 1992, the CompuDyne Board authorized the issuance of 300,000 shares of Common Stock to key employees of CompuDyne and Quanta Systems at a price of $.40 per share, the fair market value at such time. In January 1993, the Board subsequently authorized the issuance of an additional 200,000 shares of Common Stock to a key employee at the same price and on the same terms as those authorized on November 12, 1992. These authorizations were formalized in Stock Purchase Agreements, dated August 1, 1993, under which the employees may purchase an aggregate of 125,000 shares on August 1, of each of the years 1993 through 1996 provided certain conditions are met including continued employment by CompuDyne, by paying cash for such shares or by giving the Company a five-year non-recourse promissory note, collateralized by the stock and bearing interest at 2% per annum over the rate designated by the First National Bank of Maryland as its prime commercial rate. As of December 31, 1996, 302,500 shares of CompuDyne Common Stock had been issued to five members of senior management, (the Management Shares ) in exchange for promissory notes pursuant to the Stock Purchase Agreements. Due to the resignation of two of the employees who were parties to the Stock Purchase Agreements, 225,000 shares of CompuDyne Common Stock have been issued under the Stock Purchase Agreements with no further shares remaining.

In August 1995, the Company issued Martin A. Roenigk options, vested immediately, to purchase up to 200,000 shares of the Company's Common Stock for $1.50 per share, 100% of the fair market value of such shares at the date of grant. The options expire in ten (10) years.

On February 2, 1996 the Compensation and Stock Option Committee granted options to purchase 16,290 shares of CompuDyne Common Stock to key employees of CompuDyne's subsidiary, MicroAssembly, at a price of $1.81 per share (100% of the fair market value of such shares at the date of grant) and in accordance with the terms and conditions of the 1986 Stock Incentive Compensation Plan. In May, 1996 the number of shares granted was reduced to 12,040 shares when an optionee resigned and did not exercise his options within 30 days following the date on which he ceased to be an employee, as defined under the terms of the plan. In addition, on February 2, 1996 the Compensation and Stock Option Committee granted options to purchase 21,710 shares of CompuDyne Common Stock to key employees of CompuDyne's subsidiary, MicroAssembly, at a price of $1.81 per share (100% of the fair market value of such shares at the date of grant) and in accordance with the terms and conditions of the 1996 Stock Incentive Plan for Employees (the Plan ). These options vest over a five
(5) year term. The Plan was subsequently approved by the Shareholders at its Annual Meeting on June 5, 1996. In May, 1996 the number of shares granted was reduced to 15,960 shares when an optionee resigned and did not exercise his options within 30 days following the date on which he ceased to be an employee, as defined under the terms of the Plan. On July 11, 1996 the Committee granted options, which vest over five years, to purchase 121,000 shares, of CompuDyne Common Stock to key employees of the newly acquired company, SecurSystems, and a key employee of Data Control Systems, in accordance with the terms and conditions of the 1996 Stock Incentive Compensation Plan for Employees at a price of $1.625 per share (the fair market value of such shares at the date of grant).

On December 31, 1996, the Company purchased 16,666 shares of CompuDyne common stock (see note 14).

On May 21 1997, the Compensation and Stock Option Committee granted options for 52,000 shares of CompuDyne Common Stock to key employees of Quanta Systems and to a key employee of SecurSystems in accordance with the terms and conditions of the 1996 Stock Incentive Compensation Plan for employees at a price of $2.81 per share, the fair market value at such time. The number of shares granted was reduced to 40,000 shares when an optionee resigned and did not exercise his options within 30 days following the date on which he ceased to be am employee, as defined under the terms of the plan.

On January 1, 1998, the Company purchased 61,970 shares of its common stock for $1.9375 per share for a total cost of $120 thousand.

On May 1, 1998, the Compensation and Stock Option Committee granted options for 46,000 shares of CompuDyne Common Stock to key employees of Quanta Systems and a key employee of SecurSystems in accordance with the terms and conditions of the 1996 Stock Incentive Compensation Plan for employees at a price of $2.56 per share, the fair market value at such time.

On September 23, 1998, the Compensation and Stock Option Committee granted options for 45,000 shares of CompuDyne Common Stock to a key employee of CompuDyne and a key employee of SecurSystems in accordance with the terms and conditions of the 1996 Stock Incentive Compensation Plan for employees at a price of $2.50 per share, the fair market value at such time.

On November 30, 1998, the Compensation and Stock Option Committee granted options for 303,000 shares of CompuDyne Common Stock to key employees of the newly acquired companies Norment and Norshield, in accordance with the terms and conditions of the 1996 Stock Incentive Compensation Plan for employees at a price of $4.31 per share, the fair market value at such time. Such options grants are subject to shareholder approval at the 1999 Annual meeting of Shareholders of an amendment to increase the total number of shares of Common Stock which may be issued or transferred under this plan to 900,000 shares.

On September 18, 1996 the Company issued options to purchase 1,050 shares of common stock for $1.625 per share to non-employee directors of the Company.

On May 21, 1997 the Company issued options to purchase 1,050 shares of common stock for $2.81 per share to non-employee directors of the Company. On November 17, 1997 the Company issued options to purchase 1,050 shares of common stock for $1.69 per share to non-employee directors of the Company. On May 20, 1998 the Company issued options to purchase 2,500 shares of Common Stock for $2.63 per share to non-employee directors of the Company. On August 31, 1998, the Company issued options to purchase 1,000 shares of Common Stock for $2.875 per share to non-employee directors of the Company. On October 26, 1998, the Company issued options to purchase 2,000 shares of Common Stock for $2.50 per share to non-employee directors of the Company. Of the above shares to the directors, 50% become vested after the second year and the remaining 50% after the third year.

The transactions for shares under options were:

                           Year       Weighted    Year         Year
                           ended       Average    ended        ended
                        December 31,  Exercise  December 31, December 31,
                           1998         Price       1997         1996
                        ------------  --------  ------------ ------------
Outstanding, Beginning
 of Period
     Shares                 404,150      $1.73    375,050      225,500
     Prices                $1.50-2.81           $1.50-2.00  $1.50-14.125
   Granted
     Shares                 694,424      $3.62     54,100      160,050
     Prices                $2.63-4.31           $1.69-2.81      $1.81
   Exercised
     Shares                    -           -         -             -
     Prices                    -           -         -             -
   Expired or Canceled        13,000      $2.73    25,000       10,500

Outstanding, End of Period
     Shares                1,085,574      $2.93   404,150      375,050
     Prices               $1.50-$4.31            $1.50-2.81   $1.50-2.00
  Options Exercisable        573,448               253,775      375,050


Information with respect to stock options outstanding and stock options exercisable at December 31, 1998 is as follows:


              OPTIONS OUTSTANDING
  Range           Number              Weighted      Weighted Average
of Exercise     Outstanding            Average           Remaining
  Price       at December 31, 1998   Exercise Price  Contractual Life
------------- --------------------   --------------  -----------------
$1.50 - $2.00       350,100             $1.57              4.52
$2.00 - $3.00       134,550             $2.62              6.64
    $3.25           297,924             $3.25              7.42
    $4.31           303,000             $4.31              7.42
                ----------------
                  1,085,574
                ===========

                OPTIONS EXERCISABLE
   Range              Number            Weighted           Weighted
of Exercise        Outstanding           Average        Average Remaining
   Price       at December 31, 1998   Exercise Price    Contractual Life
-------------  --------------------   --------------    -----------------
$1.50 - $2.00       267,524             $1.54              4.36
$2.00 - $3.00         8,000             $2.81              5.92
    $3.25           297,924             $3.25              7.42
                 ----------
                    573,448
                 ==========

As permitted under SFAS No. 123, the Company continues to account for its employee stock-based compensation plans and options granted under APB No.
25. No compensation expense has been recognized in connection with options, as all options have been granted with an exercise price equal to fair value of the Company s common stock on the date of grant. Accordingly, the Company has provided below the additional disclosures specified in SFAS No. 123. For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 6.00%, expected life of 7 years, dividend rate of zero percent and expected volatility of 109%. Using these assumptions, the fair value of the stock options granted in 1998, 1997 and 1996 is $2,700,000, $0 and $165,000, respectively, which would be amortized as compensation expense over the vesting period of the options. Had compensation expense been determined consistent with SFAS No. 123, utilizing the assumptions detailed above, the Company s net income and earnings per share for the years ended December 31, 1998, 1997 and 1996 would have been reduced to the following pro forma amounts:

(In thousands except per share data)   1998     1997     1996
Net Income:                           ------   ------   ------
    As Reported                      $   847   $  696   $  331
    Pro Forma                        $   778   $  696   $  294
Earnings per share:
    As Reported                      $  0.20   $ 0.23   $ 0.09
    Pro Forma                        $  0.18   $ 0.23   $ 0.08

The resulting pro forma compensation cost may not be representative of that expected in future years.

12.  EMPLOYEE BENEFIT PLANS
---------------------------

The Company has a 401(k) retirement savings plan covering all employees. All employees are eligible to participate in the plan after completing one year of service. Participants may make before tax contributions of up to 15% of their annual compensation, subject to Internal Revenue Service limitations. CompuDyne currently matches 30% of employee contributions up to a maximum of 6% of annual earnings for all Norment/Norshield employees enrolled in the plan. CompuDyne currently matches employee contributions up to the first 2.5% contributed for all other employees enrolled in the plan. Expense for matching contributions to the Plan was $128 thousand, $114 thousand and $76 thousand for 1998, 1997, and 1996, respectively.

The Company's money purchase pension plan covers salaried Norment/ Norshield employees. All salaried Norment/Norshield employees are eligible to participate in the plan after one year of service. The Company makes annual contributions of 3% of annual compensation for employees with less than 10 years of service, 4% for 10 to 20 years of service and 5% for 20 years or more of service. There were no contributions to this plan in 1998.

13.  COMMITMENTS AND CONTINGENT LIABILITIES
-------------------------------------------

The Company and certain of its subsidiaries are obligated as lessees under various operating leases for office, distribution, manufacturing and storage facilities.

The minimum rent payments include space which is sub-leased to Orion Corporation. As of December 31, 1998, future minimum rental payments required under operating leases that have initial or remaining noncancellable terms in excess of one year are as follows (in thousands):

  Year Ending December 31,
                            Total   Sub-Lease    Net
                            ------   --------  -------
      1999                  $  742   $   (87)   $   655
      2000                     267       (15)       252
      2001                      64         -         64
      2002                       5         -          5
      2003                       -         -          -
                             -----    ------     ------
                            $1,078   $  (102)   $   976
                            ======   =======    =======

Rental expense was $542 thousand, $452 thousand and $468 thousand in 1998, 1997, and 1996, respectively.

The Company is party to certain legal actions and inquiries for environmental and other matters resulting from the normal course of business. Although the total amount of liability with respect to these matters cannot be ascertained, management of the Company believes that any resulting liability will not have a material effect on its financial position or results of future operations.

14.  RELATED PARTIES
--------------------

Corcap, Inc. ("Corcap"), entered into a Settlement Agreement, dated March 25, 1996 (the Settlement Agreement ), with Lydall, Inc. ( Lydall ) pursuant to which Corcap transferred 120,000 shares (the Transferred Shares ) of CompuDyne Common Stock to Lydall in settlement of certain claims.

As part of the Settlement Agreement, Lydall required as a condition to signing, that CompuDyne enter into a registration rights agreement with Lydall obligating CompuDyne to register the Transferred Shares upon demand of Lydall two years following the date of the Agreement or in a piggyback registration at any time upon the proposed registration by CompuDyne of its stock. LyDall sold all of the stock in 1998 thereby negating the requirement for CompuDyne to register the stock. In order to induce CompuDyne to enter into such agreement, Corcap agreed to issue an option (the Corcap Option ) to CompuDyne to purchase 16,666 shares of CompuDyne Common Stock at a price of $.01 per share exercisable immediately for a period of five years under a Stock Option Agreement, dated March 25, 1996, between Corcap and CompuDyne. In addition, Corcap agreed to limit CompuDyne's support of its legal services to $1 thousand per month for 24 months. On December 31, 1996 CompuDyne exercised its option to purchase 16,666 shares of CompuDyne Stock pursuant to the Option Agreement, which has been recorded as treasury stock.

15. KOLUX PENSION PLAN
----------------------

In March 1987, the Company ceased its Kolux plant operations resulting in a curtailment of the defined benefit pension plan covering certain plant employees.



                                                December 31,
                                              1998        1997
                                          ---------    --------
Reconciliation of Benefit Obligation          (in thousands)
------------------------------------
     Beginning balance                    $     801    $     785
       Interest cost                             53           52
       Change in assumptions
         December 31, 1998 (1)                   16            -
       Actuarial gain/loss                       16           41
       Benefits paid                            (78)         (77)
                                           --------     --------
     Ending balance                       $     808    $     801
                                           ========     ========

Reconciliation of Fair Value of Plan Assets
-------------------------------------------

     Beginning balance                    $     314    $     353
       Return on assets                          14           13
       Contributions By CompuDyne                92           25
       Benefits paid                            (91)         (77)
                                           --------     --------
     Ending balance                       $     329    $     314
                                           ========     ========

Funded Status of Plan                     $     479    $     489
---------------------                      ========     ========



Net Periodic Benefit Cost Recognized
------------------------------------

     Service cost                         $      13    $       -
     Interest cost                               53           52
     Expected return on assets                  (24)         (26)
     Recognized gains or losses                   -            -
     Amortization of unrecognized
       net transition (asset) or
       obligation                                29           29
                                           --------     --------
                                          $      71    $      55
                                           ========     ========

Assumptions on Weighted Average Basis
-------------------------------------

     Assumed discount rate                 7.0% - 6.5%     7.9%
     Expected long term rate of return
       on assets                               8.0%        8.0%

(1) Reflects a change in the discount rate from 7.00% to 6.75% due to a decrease in interest rates.


16. OPERATING SEGMENT INFORMATION
---------------------------------

Segment information has been prepared in accordance with the Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosure about Segments of an Enterprise and Related Information", ("SFAS No. 131"). SFAS No. 131 defines "operating segments" to be those components of a business about which separate financial information is available that is regularly evaluated by management in deciding how to allocate resources and in assessing performance. SFAS No. 131 further requires that the segment information presented be consistent with the basis and manner in which management internally desegregates financial information for the purpose of assisting in making internal operating decisions. The adoption by CompuDyne of SFAS No. 131 did not result in a change in the reportable segments.

The following segment information includes operating information for Quanta Systems, government engineering services, DCS's telemetry and telecommunications products and Corporate activities for the three years ended December 31, 1998, 1997 and 1996. Also included is operating information from SecurSystems' physical security services for the years ended December 31, 1998, 1997 and from its July 11, 1996 acquisition through December 31, 1996, SYSCO's product sales operations for the year ended December 31, 1998 and from it's inception, October 11, 1997 through December 31, 1997, MicroAssembly's Stick-Screw product sales during the years ended December 31, 1998, 1997 and 1996 and Norment and Norshield, manufacturers and installers of security and detention systems and ballistic and blast resistant products for December 31, 1998, since their acquisition on November 28, 1998.

                           Revenues               Gross Profit
(in thousands)       1998    1997    1996     1998    1997      1996
                    ------- ------  -------  ------- -------  ------
Norment/Norshield   $ 6,880 $    -  $     -  $ 1,686  $    -  $    -
Quanta Systems       11,082  10,714  15,644    1,520   1,273     782
Data Control
 Systems              1,453   1,317   1,480      373     364     462
SecurSystems         10,560   6,217   3,530    1,949   1,084     677
SYSCO                   170       -       -       62       -       -
MicroAssembly         1,771   1,768   1,488      462     558     211
CompuDyne Corporate       -       -       -        -       -       -
                    -------  -------  -------   ------  -----   -----
                   $ 31,916 $ 20,016 $ 22,142 $ 6,052 $ 3,279 $ 2,132
                    =======  =======  =======  ======  ======  ======

                    Total Assets, at Year End   Operating Income/(Loss)
                    -------------------------   -----------------------
                      1998      1997     1996    1998    1997    1996
                    -------  -------  -------   ------- ------  ------
Norment/Norshield   $ 37,400 $     -  $     -   $   338 $     - $    -
Quanta Systems         2,197   2,234    3,157       459     764    538
Data Control
 Systems(1)                -   1,375      812       130      18     13
SecurSystems           3,599   2,229    1,961       620      82    245
SYSCO                     39       -        -      (316)   (147)     -
MicroAssembly          1,224   1,286    2,300         3     208      3
CompuDyne Corporate     (889)    474     (655)      234    (345)  (332)
                     -------  ------  -------   -------  ------  ------
                    $ 43,570 $ 7,598  $ 7,575   $ 1,468 $   580 $   467
                     =======  ======   ======    ======  ======  ======


                       Capital Expenditures             Depreciation
                     ------------------------    -----------------------
                      1998     1997    1996       1998     1997    1996
                     -------  ------  -------    ------  ------  ------
Norment/Norshield    $    79  $    -  $     -    $   46  $    -  $     -
Quanta Systems            70      78        9        36      13        3
Data Control Systems     138      55        4        43      26       13
SecurSystems              88      55        8        67      11       30
SYSCO                      -       -        -         -       -        -
MicroAssembly             57       7       12        71      80       79
CompuDyne Corporate        -       -        -         -       -        -
                      ------  ------  -------    ------  ------  -------
                     $   432  $  195  $    33    $  263  $  130  $   125
                      ======   =====   ======     =====   =====   ======

(1) Beginning with 1998, assets of Data Control Systems are reported together with Quanta Systems.


17. FOREIGN CURRENCY AND EXCHANGE CONTRACT
------------------------------------------

The Company has a long-term contract in South Africa which requires payments to the Company in South African rand. The Company has entered into a foreign exchange contract to hedge its risk in converting rands into U.S. dollars. The foreign currency exchange contract entered into expires on April 18, 2000 and requires the Company to convert approximately 15,600,000 rand to U.S. dollars at rates ranging from 5.9 to 7.0. At December 31, 1998, net hedging gains of approximately $189,000 have been deferred and are being amortized over the contract term. Gains and losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables and payables, are included in the consolidated statement of operations.

------------------------------------------------------------------------

(Inside Back Cover)

Corporate Profile
-----------------
CompuDyne Corporation, listed Over-the-Counter under the symbol "CDCY", is composed of seven businesses. Norment Security Group is the market leader in designing, installing and maintaining detention hardware and security systems for Jails, Prisons, Courthouses, and large commercial customers under the Norment and Trentech brands and incorporates the regional offices of the former Quanta SecurSystems; Norshield Security Products manufactures bullet, blast and attack resistant windows and doors for worldwide security applications; Quanta Systems provides sophisticated engineering and security related services worldwide, primarily to branches of the U.S. Government, generally of a classified nature; Airteq manufactures locks and locking devices for the correctional market; Data Control Systems manufactures advanced telemetry and telecommunications products for military, aeronautic and satellite applications; SYSCO Security Systems sells advanced physical security products sourced primarily from Europe; MicroAssembly Systems manufactures proprietary automated fastening systems.
-------------------------------------------------------------------------

Officers
--------
Martin A. Roenigk       Chief Executive Officer &  President
Philip M. Blackmon      Executive Vice President
William C. Rock         Chief Financial Officer &  Secretary

-------------------------------------------------------------------------

Directors
---------
Martin A. Roenigk       Chairman                    CompuDyne Corporation
Philip M. Blackmon      Executive Vice President    CompuDyne Corporation
David W. Clark, Jr.     Managing Directors          Pryor & Clark Company
Miles P. Jennings, Jr.  Vice President-Investments  Advest, Inc.
Alan Markowitz          Private Investor
Millard H. Pryor, Jr.   Managing Director           Pryor & Clark Company

-------------------------------------------------------------------------

Shareholders may request a free copy of the Company's detailed annual report filed with the Securities and Exchange Commission on Form 10-K by writing to:

William C. Rock, Secretary
CompuDyne Corporation
7249 National Drive
Hanover, Maryland 21076

Any statements in this Annual Report that are not statements of historical fact are forward looking statements that are subject to a number of important risks and uncertainties that could cause actual results to differ materially. Specifically, any forward looking statements in this annual Report related to the Company's objectives of future growth, acquisitions, profitability and financial returns are subject to a number of risks and uncertainties including, but not limited to, risks related to a growing market demand for the Company's existing and new products, continued growth in sales and market share of the Company's products and services, general economic conditions, competitive products and services, and product and technology development. There can be no assurance that such objectives will be achieved.

Corporate Directory
-------------------

Corporate Headquarters
CompuDyne Corporation
7249 National Drive
Hanover, MD 21076

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Bank
LaSalle National Bank
135 South LaSalle Street
Chicago, IL 60603

General Counsel
Tyler Cooper & Alcorn
CityPlace-35th Floor
185 Asylum Street
Hartford, CT 06103

Auditor
Deloitte & Touche LLP
8201 Greensboro Drive
McLean, VA 22102

------------------------------------------------------------------------
(On the back cover)

Corporate Headquarters
7249 National Drive
Hanover, MD 21076
410-712-0275 phone
410-712-0677 fax

Norment Security Group
322 Mobile Highway
Montgomery, AL 36108
334-281-8440 phone
334-288-5485 fax

Norment Regional Offices
(formerly Quanta SecurSystems)
7249 National Drive
Hanover, MD 21076
410-712-0275 phone
410-712-0677 fax

Norshield Security Products
3224 Mobile Highway
Montgomery, AL 36108
334-281-8440 phone
334-288-5485 fax

Quanta Systems
213 Perry Parkway
Gaithersburg, MD 20877
301-509-3300 phone
301-590-3325 fax

Airteq Systems
6285 S.W. Lakeview Blvd.
Lake Oswego, OR 97035
503-639-3007 phone
503-620-2469 fax

SYSCO Security Systems
7255 Standard Drive
Hanover, MD 21076
410-712-0333 phone
410-712-6045 fax

Data Control Systems
213 Perry Parkway
Gaithersburg, MD 20877
301-590-3300 phone
301-590-3343 fax

MicroAssembly Systems
120 Union Street
Willimantic, CT 06226
860-456-0200 phone
860-456-1187 fax

(Logo)                CompuDyne Corporation
    Corporate Headquarters - 7249 National Drive - Hanover, MD 21076 410-712-0275 phone - 410-712-0677 fax - http//www.compudyne.com



-------------------------------------------------------------------------

APPENDIX

On the inside front cover of the printed version, six bar graphs appear reflecting operating results for 1998, 1997 and 1996 respectively as follows (in $000's, except for per share amounts): Revenues (31,916; 20,016; 22,143); Net Income (847; 696; 331); Net Income Per Diluted Share (0.20; 0.16; 0.08); Order Backlog (80,057; 20,504; 5,650); Shareholder
Equity (5,888; 2,162; 1,776); Return on Equity (32.5%; 34.8%; 18.6%).

A photo of protesters attacking the U.S. Embassy in Macedonia is provided on page 1 of the printed version.

A photo of a touch screen control panel and an electronics security installation is shown on page 2 of the printed version.

A photo of the globe, the U.S. map, and a stock exchange type ticker board is shown on page 3 of the printed version.

A photo of two prisons, in Red Onion Mountain, VA and in Malmesbury, South Africa is shown on page 4 of the printed version.

A photo of a prison security control center and Norment s demonstration room in Montgomery, AL is shown on page 5 of the printed version.

A photo of a security control panel installation and a sliding locking device is shown on page 6 of the printed version. Also on page 6 of the printed version are two bar charts showing 1998, 1997 and 1996 respectively, for: Norment Security Group Revenue in millions (61,698; 61,810; 42,049); Quanta SecurSystems Revenues in millions for Maintenance (1,993; 1,948; 1,014), Projects (8,637; 4,269; 2,515), and Total (10,560;
6,217; 3,529).

A photo of a globe, two prisons, a prison control center, a bullet riddled glass pane, and Norment s demonstration center in Montgomery, AL is shown on page 7 of the printed version.

A photo of the exterior of the U.S. Embassy in Russia and of a bullet riddled pane of glass appears on page 8 of the printed version, along with a bar chart showing Norshield Security Products Revenues for 1998, 1997 and 1996 respectively in millions (61,697; 61,810; 42,049).

A photo of some Airteq locks and a representation of the operator intontrol system appear on page 9 of the printed version along with a bar graph of the Airteq Systems Revenues for 1998, 1997 and 1996 respectively in millions (3,573; 4,525; 3,474).

A photo of the globe and a U.S. Embassy and a dynamite bomb and a prison interior appear on page 10 of the printed version.



A photo of a satellite and of seven stick-screws appears on page 11 of the printed version along with a bar graph of Data Control Systems Revenues for 1998, 1997 and 1996 respectively in millions (1,453; 1,317; 1,480).

A photo montage of various services performed by Quanta Systems appears on page 12 of the printed version along with a bar chart of Quanta Systems Corporation Revenues for 1998, 1997 and 1996 respectively in millions (11,082; 10,713, 15,644).